FOR IMMEDIATE RELEASE	NASDAQ:TRIL
TSX: TRIL

TRILLIUM THERAPEUTICS REPORTS FIRST QUARTER 2020

FINANCIAL AND OPERATING RESULTS

CAMBRIDGE, MA, May 15, 2020 - Trillium Therapeutics Inc. ("Trillium" or the "Company") (NASDAQ/TSX: TRIL), a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, today reported financial and operating results for the three months ended March 31, 2020.

"We had another strong quarter and are off to a great start in 2020," said Jan Skvarka, Trillium's President and Chief Executive Officer. "We reported encouraging data for our novel CD47 checkpoint inhibitors TTI-621 and TTI-622, raised $117 million in funding from leading healthcare investors, and made substantial progress by advancing our ongoing TTI-621 and TTI-622 dose escalation studies. At the same time, the first quarter presented its own unique challenges as we navigated the COVID-19 pandemic. In spite of these challenges, we continue to execute on our key strategic objectives, and all employees remain healthy and safe. We continue to benefit from the restructuring of the Company's footprint and resetting of our strategy in 2019."

First Quarter 2020 Business Highlights:

COVID-19 Pandemic and Business Continuity

  In March, Trillium instituted a no-travel and work-from-home policy for all employees, with certain exceptions for lab personnel who analyze perishable patient samples from ongoing clinical studies.
  Clinical development studies are ongoing and all active patients are continuing on treatment. Enrollment remains open, although the pace of enrollment is expected to be slower for an uncertain period due to COVID-19 related restrictions and patient risks.
  Trillium has sufficient drug supply inventory to complete its ongoing dose escalation studies. The Company has not experienced any disruptions in its drug supply chain to date, but is monitoring closely.

Clinical Development

  On January 7, Trillium provided a data update on the ongoing dose escalation studies. The data confirmed TTI-621's unique monotherapy activity, as well as TTI-622's strong safety profile.
  Dose escalation for TTI-621 is ongoing and the study is currently enrolling patients in the 1.4 mg/kg cohort. This dosing level represents seven times the dose level (0.2 mg/kg) at which initial signal of single agent activity was observed.
  The TTI-622 dose escalation study is currently dosing at 8.0 mg/kg. An update of this study will be presented by Dr. Krish Patel of Swedish Cancer Institute on behalf of the study investigators at the "Developmental Therapeutics-Immunotherapy" session of the ASCO20 Virtual Scientific Program being held on May 29-31.

Fundraising and Cash Available

  On January 28, Trillium closed a public offering for gross proceeds of $117 million.
  As of March 31, 2020, the Company had $135 million in cash, cash equivalents and marketable securities, which provides a cash runway into 2022.

First Quarter 2020 Financial Results:

As of March 31, 2020, Trillium had cash and cash equivalents and marketable securities, and working capital of $135.1 million and $115.2 million, respectively, compared to $22.7 million and $9.8 million, respectively at December 31, 2019. The increase in cash and cash equivalents and marketable securities, and the increase in working capital were due mainly to proceeds from the underwritten public offering completed in January 2020 and exercise of warrants.

Net loss for the three months ended March 31, 2020 of $70.1 million was higher than the loss of $8.0 million for the three months ended March 31, 2019, due mainly to revaluation losses recorded on the warrant liability and deferred share unit ("DSU") liability of $55.2 million and $9.3 million respectively, as a result of a higher common share price at March 31, 2020 than at December 31, 2019.  In the prior year period, recoveries of $0.5 million and $0.4 million were recorded relating to the fair valuation of the warrant liability and DSU liability, respectively. The revaluation losses in the current period were partially offset by lower clinical trial, manufacturing, intangible assets amortization, share-based compensation, and salary expenses, as well as a lower net foreign currency loss.

Trillium's outstanding warrants are a non-cash liability, and revaluation losses on the Company's warrant liability balance are of a non-cash nature. The current DSU plan allows for only cash-settlement of DSUs that are redeemed by directors when their service ends with the Company. To conserve the use of cash for operations, the board of directors has approved the 2020 Omnibus Incentive Plan that provides for equity settlement of DSUs and all directors have agreed to have their existing DSUs administered under the terms of the new plan. Accordingly, all outstanding DSUs issued for director compensation will become equity-settled and classified as equity instead of as a liability, subject to shareholder approval of the 2020 Omnibus Incentive Plan at the Annual General and Special Meeting to be held on June 30, 2020.

Selected Consolidated Financial Information:

Consolidated statements of loss and comprehensive loss

Amounts in thousands of US dollars except per share amounts	Three months ended March 31, 2020	Three months ended March 31, 2019
Research and development expenses	$4,369	$7,588
General and administrative expenses	10,796	631
Net finance costs (income)	54,881	(192)
Income tax expense	23	2
Net loss and comprehensive loss for the period	70,069	8,029
Basic and diluted loss per common share	1.07	0.46

Consolidated statements of financial position
Amounts in thousands of US dollars	As at March 31, 2020	As at December 31, 2019
Cash and marketable securities	$135,057	$22,666
Total assets	139,904	25,407
Total equity (deficiency)	84,117	(168)

About Trillium Therapeutics

Trillium is an immuno-oncology company developing innovative therapies for the treatment of cancer. The company's two clinical programs, TTI-621 and TTI-622, target CD47, a "do not eat" signal that cancer cells frequently use to evade the immune system.

For more information visit: www.trilliumtherapeutics.com

Caution Regarding Forward-Looking Information

This press release contains forward-looking statements within the meaning of applicable United States securities laws and forward-looking information within the meaning of Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements in this press release include statements about, without limitation, our expectations for the conversion of cash-settled DSUs to equity-settled DSUs, the timing of our expected information updates and our statements with respect to continuity plans and preparedness measures we have implemented in response to COVID-19 and its expected impact on our business, operations, cash balance and cash runway and clinical results. With respect to the forward-looking statements contained in this press release, Trillium has made numerous assumptions regarding, among other things: the effectiveness and timeliness of preclinical and clinical trials; and the completeness, accuracy and usefulness of the data. While Trillium considers these assumptions to be reasonable, these assumptions are inherently subject to significant scientific, business, economic, competitive, market and social uncertainties and contingencies. Additionally, there are known and unknown risk factors that could cause Trillium's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained in this press release. A discussion of risks and uncertainties facing Trillium appears in Trillium's Annual Information Form for the year ended December 31, 2019 filed with Canadian securities authorities and on Form 40-F with the U.S. Securities Exchange Commission, each as updated by Trillium's continuous disclosure filings, which are available at www.sedar.com and at www.sec.gov. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Trillium disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

Investor Relations:

James Parsons

Chief Financial Officer

Trillium Therapeutics Inc.

416-595-0627 x232

james@trilliumtherapeutics.com

www.trilliumtherapeutics.com

Media Relations:

Mike Beyer
Sam Brown Inc.
312-961-2502

mikebeyer@sambrown.com